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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 1 FOR THE MONTH OF JUNE 2004

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [X]   Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]       No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

At the meeting of the Board of Directors of the Industrial Development Bank of Israel Limited ("Registrant") which was held on May 23, 2004, it was resolved to approve the Registrant's unaudited financial statements as of March 31, 2004.

A translation of the Financial Report as of March 31, 2004 issued by the Registrant is included as Exhibit 1 to this Form 6-K.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the financial reports as of March 31, 2004 (a copy of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the press release are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the press release include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the press release are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the financial reports as of March 31, 2004, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        INDUSTRIAL DEVELOPMENT BANK
                                        OF ISRAEL LIMITED

Date: June 28, 2004                         By: /s/ Michael Warzager

                                            Michael Warzager
                                            General Counsel

                                            By: /s/ Natan Atlas

                                            Natan Atlas
                                            General Secretary

                           THE INDUSTRIAL DEVELOPMENT
                             BANK OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                              FOR THE PERIOD ENDED
                                 MARCH 31, 2004

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                        MARCH 31, 2004 REPORT (UNAUDITED)

CONTENTS

                                                                  PAGE
Report of the Board of Directors                                    2

Management Review                                                  13

Condensed Financial Statements as of March 31, 2004 and Annexes    16

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS OF THE BANK
TO THE FINANCIAL STATEMENT AS OF MARCH 31, 2004

GENERAL

At the meeting of the Board of Directors that was held on May 23, 2004 it was resolved to approve the unaudited Bank's financial statements as of March 31, 2004.

The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank was granted an extraordinary credit line by the Bank of Israel. On February 27, 2003 the Bank's Board of Directors resolved to adopt the principles of the "Run-Off" plan prepared by a staff of outside consultants. The major part of the plan is a controlled sell-off of the credit assets of the Bank over a four-year period.

On July 29, 2003 the Ministerial Committee for Society and Economy (Society and Economy Cabinet) approved the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The Government decision to adopt the "Run-Off" plan provides that the assets of the Bank will be sold within a period not exceeding 36 months from the date of the decision and it states that the decision is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of selling the assets of the Bank within 36 months in a controlled process. The main principles of the Government decision to adopt the "Run-Off" plan are presented in Note 1 of the financial statements.

The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

THE EXTRAORDINARY LINE OF CREDIT FROM THE BANK OF ISRAEL

The conditions of the extraordinary line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

These principal conditions (as arises from combining all the aforementioned letters) are as follows:

o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the extraordinary credit line and realizing its credit portfolio, subject to its meeting the credit line decline forecast.

o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel rate" plus 3%.

o The Bank will be required to pay a commission at the rate of 1% (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

o The total credit to the public will not exceed its balance as at July 31, 2003 and it will decrease. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

o Limitations were set on the Bank's volume of activity with respect to the receipt of deposits.

o The granting of the extraordinary credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002).

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest deriving from the interest in excess of the "Bank of Israel rate" which were charged by the Bank of Israel from August 2002 and until the Government decided to adopt the "Run-off" plan (July 29, 2003), in the total amount of NIS 67 million. Even though the Governor of the Bank of Israel responded negatively to the Bank's request on this matter, the Bank intends to continue to try to receive a credit for this interest.

The utilized balance of the extraordinary credit line from the Bank of Israel (not including interest accrued but not yet charged) as of March 31, 2004 was NIS 1,881 million. On May 19, 2004, the balance was NIS 1,767 million. These balances are lower than the credit line provided by the Governor of the Bank of Israel.

THE RUN-OFF PLAN

The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006 and a significant reduction in manpower and in operating expenses, subject to the continued granting of the extraordinary credit line by the Bank of Israel.

In this respect, the Board of Directors also approved the extensive and detailed efficiency plan formulated by the Bank Management, which includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection of the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result there has been a significant increase in the Bank's collection costs and legal expenses.

As a direct result of the Bank's policy and the extensive efforts it has been investing in collecting its credit, the balance of the credit still held by the public has been significantly reduced. This balance (not including loans with State guarantees to a certain Government company), which at December 31, 2001, amounted to NIS 5,238 million, reached an amount of NIS 2,784 million on December 31, 2003, an amount of NIS 2,515 million on March 31, 2004 and an amount of NIS 2,373 million on May 19, 2004.

Even after taking into consideration the allowances for doubtful debts that were taken during this period, which caused a reduction in this balance, the amount of credit that was collected is considerable.

As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of March 31, 2004 was NIS 572 million, compared with NIS 3,597 million on June 30, 2002. On May 19, 2004, the balance amounted to NIS 553 million.

As part of the implementation of its plans, the Bank has reduced and/or ceased activities it previously conducted. The Bank has completely or almost completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff. The number of Bank employees, which as at January 1, 2002 was 170 and as at December 31, 2003 was 79, was reduced to 68 by March 31, 2004.

In addition to the significant reduction in salary expenses because of the reduction in the number of employees and the salary cutbacks that were made at the beginning of 2003, the Bank is also taking energetic steps to significantly reduce its operating costs, and as part of these steps the Bank moved its offices at the end of the third quarter of 2003 to offices with lower rent and at the beginning of 2004 it outsourced its computer services.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.

CAPITAL ADEQUACY

On March 31, 2004, the Bank's minimum capital ratio was negative and was (1.02%), compared with the 9% stipulated in Proper Banking Procedures.

Due to the sharp decline in the Bank's "first tier capital" and its becoming "negative capital", and the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in the calculation of the minimum capita ratio, all the "second tier capital" of the Bank (which is the major part of its capital) remains unutilized in the calculation of the minimum capital ratio (thus as at March 31, 2004, "second tier capital" in the total amount of NIS 544 million remains unutilized).

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

It is noted that as at March 31, 2004, the Bank's shareholders' equity amounted to NIS 180 million and it has nonparticipating share capital in the amount of NIS 325 million. The total capital of the Bank, including nonparticipating shares, amounts to NIS 505 million.

EXEMPTION FROM THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

In response to the Bank's request, the Supervisor of Banks notified the Bank in his letter of November 26, 2003, that, inter alia, in light of the Government's decision regarding the affairs of the Bank, the Bank's plan to reduce its activities and the commitment of the Government to repay the extraordinary credit line of the Bank of Israel, he exempts the Bank from increasing in its financial statements as of September 30, 2003 and thereafter, the additional allowance for doubtful debts required by Proper Banking Procedures in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of segment indebtedness.

Further to the aforementioned approval of the Supervisor of Banks, the Bank's financial statements as of March 31, 2004 do not include an additional allowance for doubtful debts in respect of deviations from the aforementioned limits.

It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, which would have had a material impact on the results of operations.

CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD for which the Bank used to pay on a quarterly basis, 25% of the annual preferred dividend for those classes. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares is NIS 69.7 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements. Of this amount, an amount of NIS 9.1 million is in respect of the first quarter of 2004.

See Note 5 of the financial statements for details on the cessation of dividend distribution and the matter of the accrued interest on the perpetual deposits with the Ministry of Finance.

INSURANCE OF DIRECTORS AND SENIOR OFFICERS

The directors and senior officers of the Bank are insured under a directors' and officer's liability insurance policy in effect until July 31, 2004.

LEGAL CLAIMS

Note 6 of the financial statements presents information regarding the significant legal claims that were filed against the Bank.

ANNUAL REPORTING IN THE USA

Since part of the Bank's shares were issued according to prospectuses issued in the USA, the Bank is required to submit an annual report to the United State Securities and Exchange Commission (hereinafter - SEC).

As part of the annual report to the SEC the Bank has to fulfill various requirements, some of which it has not fulfilled. The requirements relate to, inter alia, the requirement to include in the annual report a quantitative note regarding reconciliation of the Bank's financial statements to US GAAP. According to the inquiries and examinations that were conducted by the Bank's legal advisors in the USA, at this point the likelihood of the Bank receiving an exemption from reporting to the SEC are low. Accordingly the Bank is preparing to comply with the reporting requirements, including execution of the required reconciliation of its financial statements to US GAAP, and in this respect it has engaged an accounting firm which will prepare for it the major part of the reconciliation work.

It is noted that the shares, which are the reason for the Bank's reporting requirement, were not traded in the USA in the past and that they likewise are not traded presently in the USA.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act in the USA, which are applicable to the Bank because of the issuance of its shares, as described above, in accordance with prospectuses issued in the USA. It is noted that the Securities Authority has published drafts of proposed amendments to the Securities Regulations (Periodic and Immediate Reports) - 1970, under which an entity (to which the regulations apply) will be required to provide details - in its reports - on the adoption of a code of ethics and any material changes in it, but that the regulations have not yet been promulgated. The proposed amendment is not meant to apply directly to banking corporations, but it is possible that the Supervisor of Banks will decide to impose it on them.

FINANCIAL REPORTING IN REPORTED AMOUNTS

The financial statements were prepared in reported amounts, as provided in Standard 12 of the Israel Accounting Standards Board regarding discontinuance of the adjustment of financial statements. See Note 2 of the financial statements.

In light of the significance of the income and expenses from financial instruments that are included in the operating results, and so as to make it possible to examine the quarterly data in comparison with the corresponding period from last year, the comparative figures of the income and expense items that are included in the operating profit before taxes were presented in reported amounts and the difference between the profit before taxes in reported amounts and the profit before taxes adjusted to the CPI of December 2003 was presented with respect to the comparative figures under the item of "erosions and adjustments". This method of presentation makes it possible to examine the development of the principal income and expense items (profit from financing operations, allowance for doubtful debts, operating and other income and expenses) by comparing data that is also presented in reported amounts. Data regarding profit before taxes, after the effect of the "erosions and adjustments" item on the comparative figures, is stated in amounts adjusted to the CPI of December 2003, which was the basis for adjusting the financial statements for December 31, 2003. Conversely, all the income and expense items of the first quarter of 2004, including the profit before taxes, the net profit, etc., are stated in reported amounts in accordance with the reporting and measurement principles that came into effect upon the implementation of Standard 12 on January 1, 2004.

DEVELOPMENT OF REVENUES AND EXPENSES

THE NET LOSS - In the first quarter of 2004, the loss of the Bank significantly decreased and amounted to NIS 1.8 million, compared with a loss of NIS 24.1 million in the first quarter of 2003 and a loss of NIS 104.4 million in all of 2003.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 17.6 million in the first quarter of 2004, compared with NIS 9.3 million in the first quarter of 2003.

The increase in the profit from financing operations is prominent in light of the decline in the volume of the Bank's financing operations in general and of the credit to the public in particular.

As at March 31, 2004, the balance of public credit (excluding credit from the State's deposit and guaranteed by the State) amounted to NIS 2,515 million, compared with NIS 3,592 as at March 31, 2003, meaning a decrease of NIS 1,077 million, which constitutes 30% of the credit portfolio.

The reduction in the financing operations was also reflected by a decrease in off-balance sheet activity. As at March 31, 2004, the overall balance of the guarantees issued by the Bank was NIS 411 million, compared with NIS 533 million as at March 31, 2003.

Furthermore, in the first quarter of 2003, the Bank discontinued the activities of the dealing room.

As mentioned above, regardless of the decrease in the volume of the Bank's financing activity there has been an increase in the profit from financing operations compared with the corresponding quarter of 2003. The increase in the profit from financing operations is mainly due to the following reasons:

o Cost of the credit line from the Bank of Israel - In the first quarter of 2003 the interest on the credit line was the Bank of Israel rate plus 3%. This interest rate is higher than the interest rates paid by the Bank on the deposits that were replaced by the aforementioned credit line.

     In the first quarter of 2003 the expense in respect of the additional 3% to the Bank of Israel rate amounted to NIS 15 million. This additional interest reduced the Bank's profit from financing operations for the first quarter of 2003. Beginning from July 29, 2003, the interest on the credit line was reduced by 3% and it was set at the Bank of Israel interest rate.

o The policy that was enacted by the Bank of raising its interest rates also contributed to the increase in the profit from financing operations. This policy allowed the Bank to maintain a positive margin (including the effect of derivatives) in all linkage segments.

ALLOWANCE FOR DOUBTFUL DEBTS - In the first quarter of 2004, the allowance amounted to NIS 18.1 million, compared with NIS 19.5 million in the first quarter of 2003. The specific allowance for doubtful debts amounted to NIS 19.0 million, compared with NIS 16.5 million in the first quarter of 2003. The additional allowance for doubtful debts decreased by NIS 0.9 million, mainly as a result of the decrease in the volume of the debts classified as problematic in general, and non-income bearing debts in particular.

Comparative data on the development of the overall credit risk in respect of problematic borrowers is as follows (1) (in NIS millions):

                                                                  MARCH 31          MARCH 31       DECEMBER 31
                                                                      2004              2003              2003
                                                                  --------   ---------------   ---------------
                                                                             AMOUNTS ADJUSTED TO THE EFFECT OF
                                                                  REPORTED      INFLATION IN TERMS OF NIS OF
                                                                   AMOUNTS             DECEMBER 2003
                                                                  --------   ---------------------------------
Non-income bearing                                                   510.5            *621.3             571.6
Restructured (2)                                                      72.8              47.9              34.7
Designated for restructuring (3)                                      44.5              16.7              54.2
Temporarily in arrears                                               124.3             165.4             102.4
Under special supervision**                                          484.1             485.3             497.2
                                                                  --------   ---------------   ---------------

Total balance sheet credit to problematic borrowers (1)            1,236.2           1,336.6           1,260.1

Off-balance sheet credit risk in
   respect of problematic borrowers (1)                              183.1             158.1             187.2
Debentures of problematic borrowers                                    0.1               0.2               0.1
                                                                  --------   ---------------   ---------------

Overall credit risk in respect of problematic borrowers (1) (4)    1,419.4           1,494.9           1,447.4
                                                                  ========   ===============   ===============

* The figure for March 31, 2003 includes a customer debt that was classified as non-income bearing. As of June 30, 2003 this debt was transferred to the securities item in accordance with a directive of the Supervisor of Banks.

** Includes an amount of NIS 151.4 million in respect of debts for which there is a specific allowance (as of March 31, 2003 - NIS 262.7 million and as of December 31, 2003 - NIS 136.1 million).

1) Not including problematic debts that are covered by security that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates a decrease in the volume of debts that are classified as non-income bearing. Nonetheless, the proportion of problematic debts to total debts continues to be high in comparison with the total credit of the bank. Since the credit balance is in the process of being significantly reduced, the proportion of problematic debts to total credit is higher than it was in previous quarters. The high amount of the non-income bearing debt will have a negative effect on the Bank's results of operations in the future since the interest revenue in respect of these debts will not be included in financing income, as long as the debts continue to be classified as non-income bearing.

OPERATING AND OTHER INCOME - This income amounted to NIS 11.5 million during the first quarter of 2004, compared with NIS 3.6 million in the first quarter of 2003. The increase in income is mainly due to gains from the investment in shares. These gains amounted to NIS 9.0 million compared with NIS 0.3 million in the first quarter of 2003. On the other hand there has been a decrease in income from operating commissions, which is due to a decline in transactions executed by the customers through the Bank. In the first three months of 2004 the income from operating commissions amounted to NIS 0.9 million, compared with NIS 1.8 million in the first quarter of 2003.

The other operating income amounted to NIS 1.6 million, compared with NIS 1.5 million in the corresponding quarter of 2003.

OPERATING AND OTHER EXPENSES - In the first three months of 2004 these expenses amounted to NIS 12.8 million, compared with NIS 18.1 million in the first quarter of 2003.

Salary expenses amounted to NIS 6.4 million, compared with NIS 9.7 million during the first quarter of 2003, a reduction of 34%. The reduction in salary expenses is a result of the reduction in manpower according to the "Run-Off" plan and the complementary efficiency plan.

The salary expenses for the first quarter of 2004 include salary tax in the amount of NIS 0.8 million. The first quarter of 2003 did not include the salary tax that is imposed on a financial institution because of the losses the Bank had in 2003 for purposes of profit tax. Net of the salary tax, the salary expenses amounted to NIS 5.6 million, compared with NIS 9.7 million in the first quarter of 2003, a decrease of 42%.

Maintenance and depreciation expenses amounted to NIS 1.6 million, compared with NIS 3.4 million in the first quarter of 2003. The decrease is mainly due to the Bank moving to new offices at the end of 2003. The size of these offices is considerably smaller than the size of the Bank's previous offices and the cost per square meter is significantly lower than the cost of the previous offices.

The other operating expenses amounted to NIS 4.8 million, compared with NIS 5.0 million in the first quarter of 2003. There was a significant decrease in most of the operating expense items as a result of the complementary efficiency plan. The decrease was offset by the increase in insurance expenses, in legal consultancy fees and in the expenses related to the annual reporting in the USA (to the SEC). In the first quarter of 2004 the other operating expenses included expenses relating to the outsourcing of computer services. In the corresponding period of 2003, employees of the Bank provided these computer services.

INCOME FROM OTHER ITEMS - Beginning from the third quarter of 2002 the financial statements of the Bank do not include any special income from the Ministry of Finance because the Ministry of Finance stopped paying interest to the Bank on the perpetual deposits.

See Note 5 of the financial statements regarding the cessation of dividend distribution and the interest on the perpetual deposits with the Ministry of Finance.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - as of March 31, 2004 amounted to NIS 10,232 million, compared with NIS 10,356 million as of December 31, 2003.

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - amounted to NIS 505 million as of March 31, 2004, compared with NIS 510 million as of December 31, 2003.

TOTAL CREDIT TO THE PUBLIC - as of March 31, 2004 amounted to NIS 9,118 million compared with NIS 9,190 million as of December 31, 2003. The credit data above includes credit guaranteed by the State that was granted out of a deposit of the State in the Bank, the balance of which amounted to NIS 6,603 million as of March 31, 2004, compared with NIS 6,405 million as of December 31, 2003. The increase in the aforementioned credit is due to the increase in the exchange rate of the dollar. Net of such credit, the credit to the public amounts to NIS 2,515 million as of March 31, 2004, compared with NIS 2,785 million as of December 31, 2003. This decrease reflects the policy implemented by the Bank to reduce its credit portfolio and continues the decrease in credit in 2002 and 2003.

DEPOSITS OF THE PUBLIC - amounted to NIS 572 million as at March 31, 2004, compared with NIS 620 million as at December 31, 2003. These deposits are comprised of unlinked deposits in the amount of NIS 240 million, compared with NIS 238 million as at December 31, 2003, of CPI-linked deposits in the amount of NIS 247 million, compared with NIS 275 million as at December 31, 2003, and of foreign currency denominated or linked deposits in the amount of NIS 85 million, compared with NIS 107 million as at December 31, 2003.

DEPOSITS OF THE GOVERNMENT - the balance of Government deposits as at March 31, 2004 amounted to NIS 7,121 million, compared with NIS 6,949 million as at December 31, 2003. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,727 million as at March 31, 2004, compared with NIS 6,545 million as at December 31, 2003. The increase in the Government's foreign currency is due to the increase in the exchange rate of the dollar.

Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of March 31, 2004 amounted to NIS 394 million, compared with NIS 404 million as of December 31, 2003.

DEPOSITS FROM BANKS - the balance of the deposits from banks as at March 31, 2004 amounted to NIS 1,933 million, compared with NIS 2,173 million as at December 31, 2003. Of this amount, an amount of NIS 1,903 million derived from the credit line that was granted to the Bank by the Bank of Israel, compared with NIS 2,091 million as at December 31, 2003. On May 16, 2004, the balance of the credit line amounted to NIS 1,773 million (excluding accrued interest from April 1, 2004).

ASSET AND LIABILITY MANAGEMENT POLICY AND RISK MANAGEMENT POLICY

The Bank's activities as a financial intermediary involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage basis risks and interest risks within the exposure boundaries set by the Board of Directors.

A committee, which includes the CEO and members of Management and which usually meets on a weekly basis, implements this policy. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003, this management committee is considered as the risk manager of the Bank.

With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the said set limitations. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked; foreign currency denominated and linked; and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficiency levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the report on the Banks' activities which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the aforementioned management committee, which meets, as noted above, on a weekly basis.

Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely impaired.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                      FOREIGN
                                                     CURRENCY
                       NON-LINKED   CPI-LINKED   DENOMINATED/   NON-MONETARY
                    SHEKEL SECTOR   SECTOR (*)         LINKED          ITEMS   TOTAL
                    -------------   ----------   ------------   ------------   -----
March 31, 2004             (474.8)       869.0           37.8           73.2   505.2
December 31, 2003          (472.8)       887.0           17.9           77.7   509.8

* Including a perpetual deposit with the Treasury (March 31, 2004 - NIS 797.7 million; December 31, 2003 - NIS 799.3 million).

CRITICAL ACCOUNTING POLICY

The principal accounting policies which were applied in the Bank's financial statements are described in Note 1 of the annual financial statements.

The implementation of these accounting policies by the Bank's Board of Directors and Management when preparing the financial statements often involves making various evaluations and estimates which affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the Bank.

Details relating to the accounting policies regarding critical issues are included in the Board of Directors' report for 2003 in the section relating to critical accounting policy.

ORGANIZATIONAL STRUCTURE AND MANPOWER

As of March 31, 2004, on the basis of full-time positions, the Bank employs a staff of 68, compared with 170 employees as of January 1, 2002 and 79 employees as of December 31, 2003.

During the first quarter of 2004, the Board of Directors held 3 plenum meetings while its subcommittees held 9 meetings.

--------------------------------------   ---------------------------------------
              Uri Galili                            Dr. Raanan Cohen
           General Manager                        Chairman of the Board

Tel-Aviv, May 23, 2004

                                   Industrial Development Bank of Israel Limited
MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1)
REPORTED AMOUNTS*

                                                                             THREE MONTHS ENDED MARCH 31
                                                           --------------------------------------------------------------
                                                                                        2004
                                                           --------------------------------------------------------------
                                                                                         RATE OF INCOME    RATE OF INCOME
                                                                                             (EXPENSES)        (EXPENSES)
                                                                          FINANCING   NOT INCLUDING THE         INCLUDING
                                                               AVERAGE       INCOME           EFFECT OF     THE EFFECT OF
                                                           BALANCE (2)   (EXPENSES)         DERIVATIVES       DERIVATIVES
                                                           -----------   ----------   -----------------    --------------
                                                                 NIS MILLIONS                         %                 %
                                                           ------------------------   -----------------------------------
ISRAELI CURRENCY - NON-LINKED
Assets (3)                                                     1,089.2         23.0                8.72
Effect of derivatives ALM (3)                                    663.9          6.4
                                                           -----------   ----------
Total assets                                                   1,753.1         29.4                                  6.88
                                                           -----------   ----------
Liabilities                                                    2,201.1        (25.4)              (4.69)            (4.69)
                                                           -----------   ----------   -----------------    --------------
Interest margin                                                                                    4.03              2.19
                                                                                      -----------------    --------------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                         1,075.1         12.5                4.75              4.75
                                                           -----------   ----------
Liabilities                                                      674.6         (4.3)              (2.59)
Effect of derivatives ALM (3)                                    241.5         (2.1)
                                                           -----------   ----------
Total liabilities                                                916.1         (6.4)                                (2.83)
                                                           -----------   ----------   -----------------    --------------
Interest margin                                                                                    2.16              1.92
                                                                                      -----------------    --------------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                         7,324.6        367.9               21.66
Effect of derivatives ALM (3)                                    158.1          7.4
                                                           -----------   ----------
Total assets                                                   7,482.7        375.3                                 21.62
                                                           -----------   ----------
Liabilities                                                    6,806.7       (348.0)             (22.08)
Effect of derivatives ALM (3)                                    580.5        (20.7)
                                                           -----------   ----------
Total liabilities                                              7,387.2       (368.7)                               (21.51)
                                                           -----------   ----------   -----------------    --------------
Interest margin                                                                                   (0.42)             0.11
                                                                                      -----------------    --------------

TOTAL
Monetary assets generating financing income                    9,488.9        403.4               18.12
Effect of derivatives ALM (3)                                    822.0         13.8
                                                           -----------   ----------
Total monetary assets generating financing income             10,310.9        417.2                                 17.20
                                                           -----------   ----------
Monetary liabilities generating financing expenses             9,682.4       (377.7)             (16.54)
Effect of derivatives ALM (3)                                    822.0        (22.8)
                                                           -----------   ----------
Total monetary liabilities generating financing expenses      10,504.4       (400.5)                               (16.15)
                                                           -----------   ----------   -----------------    --------------
Interest margin                                                                                    1.58              1.05
                                                                                      -----------------    --------------

                                                                             THREE MONTHS ENDED MARCH 31
                                                           --------------------------------------------------------------
                                                                                        2003
                                                           --------------------------------------------------------------
                                                                                         RATE OF INCOME    RATE OF INCOME
                                                                                             (EXPENSES)        (EXPENSES)
                                                                          FINANCING   NOT INCLUDING THE         INCLUDING
                                                               AVERAGE       INCOME           EFFECT OF     THE EFFECT OF
                                                           BALANCE (2)   (EXPENSES)         DERIVATIVES       DERIVATIVES
                                                           -----------   ----------   -----------------    --------------
                                                                 NIS MILLIONS                         %                 %
                                                           ------------------------   -----------------------------------
ISRAELI CURRENCY - NON-LINKED
Assets (3)                                                     1,387.2         37.6               11.28
Effect of derivatives ALM (3)                                    781.6         23.4
                                                           -----------   ----------
Total assets                                                   2,168.8         61.0                                 11.74
                                                           -----------   ----------
Liabilities                                                    2,451.0        (69.7)             (11.87)           (11.87)
                                                           -----------   ----------   -----------------    --------------
Interest margin                                                                                   (0.59)            (0.13)
                                                                                      -----------------    --------------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                         1,542.1         22.3                5.91              5.91
                                                           -----------   ----------
Liabilities                                                    1,478.1        (17.9)              (4.94)
Effect of derivatives ALM (3)
                                                           -----------   ----------
Total liabilities                                              1,478.1        (17.9)                                (4.94)
                                                           -----------   ----------   -----------------    --------------
Interest margin                                                                                    0.97              0.97
                                                                                      -----------------    --------------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                         8,693.0         61.6                2.87
Effect of derivatives ALM (3)                                    220.2         (0.4)
                                                           -----------   ----------
Total assets                                                   8,913.2         61.2                                  2.77
                                                           -----------   ----------
Liabilities                                                    7,751.6        (51.8)              (2.70)
Effect of derivatives ALM (3)                                  1,001.8         (1.5)
                                                           -----------   ----------
Total liabilities                                              8,753.4        (53.3)                                (2.46)
                                                           -----------   ----------   -----------------    --------------
Interest margin                                                                                    0.17              0.31
                                                                                      -----------------    --------------

TOTAL
Monetary assets generating financing income                   11,622.3        121.5                4.25
Effect of derivatives ALM (3)                                  1,001.8         23.0
                                                           -----------   ----------
Total monetary assets generating financing income             12,624.1        144.5                                  4.66
                                                           -----------   ----------
Monetary liabilities generating financing expenses            11,680.7       (139.4)              (4.86)
Effect of derivatives ALM (3)                                  1,001.8         (1.5)
                                                           -----------   ----------
Total monetary liabilities generating financing expenses      12,682.5       (140.9)                                (4.52)
                                                           -----------   ----------   -----------------    --------------
Interest margin                                                                                   (0.61)             0.14
                                                                                      -----------------    --------------

* For the three months ended March 31, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003.
     For the three months ended March 31, 2003 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.

SEE PAGE 15 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (CONT'D)
REPORTED AMOUNTS*

                                                                   THREE MONTHS ENDED MARCH 31
                                                  -------------------------------------------------------------
                                                                              2004
                                                  -------------------------------------------------------------
                                                                                RATE OF INCOME   RATE OF INCOME
                                                                                    (EXPENSES)       (EXPENSES)
                                                                 FINANCING   NOT INCLUDING THE        INCLUDING
                                                     AVERAGE        INCOME           EFFECT OF    THE EFFECT OF
                                                  BALANCE (2)   (EXPENSES)         DERIVATIVES      DERIVATIVES
                                                  -----------   ----------   -----------------   --------------
                                                        NIS MILLIONS                         %                %
                                                  ------------------------   -----------------   --------------
In respect of options                                                 (0.4)
Financing commissions and other                                        4.6
   financing income
Other financing expenses                                              (3.3)
                                                                ----------
Profit from financing operations before
   allowance for doubtful debts                                       17.6
Allowance for doubtful debts (including general
   and supplementary allowance)                                      (18.1)
                                                                ----------
Loss from financing operations after
   allowance for doubtful debts                                       (0.5)
                                                                ==========
Other monetary assets                                   820.4
General and supplementary allowance for
   doubtful debts                                       (78.5)
Non-monetary assets                                      80.8
                                                  -----------
Total assets                                         10,311.6
                                                  ===========

Other monetary liabilities                              114.9
Non-monetary liabilities                                  1.9
Capital resources                                       512.4
                                                  -----------

Total liabilities and capital resources              10,311.6
                                                  ===========

                                                                   THREE MONTHS ENDED MARCH 31
                                                  -------------------------------------------------------------
                                                                              2003
                                                  -------------------------------------------------------------
                                                                                RATE OF INCOME   RATE OF INCOME
                                                                                    (EXPENSES)       (EXPENSES)
                                                                 FINANCING   NOT INCLUDING THE        INCLUDING
                                                      AVERAGE       INCOME           EFFECT OF    THE EFFECT OF
                                                  BALANCE (2)   (EXPENSES)         DERIVATIVES      DERIVATIVES
                                                  -----------   ----------   -----------------   --------------
                                                        NIS MILLIONS                         %                %
                                                  ------------------------   -----------------   --------------
In respect of options                                                  1.1
Financing commissions and other                                        8.3
   financing income
Other financing expenses                                              (3.7)
                                                                ----------
Profit from financing operations before
   allowance for doubtful debts                                        9.3
Allowance for doubtful debts (including general
   and supplementary allowance)                                      (19.5)
                                                                ----------
Loss from financing operations after
   allowance for doubtful debts                                      (10.2)
                                                                ==========
Other monetary assets                                   901.0
General and supplementary allowance for
   doubtful debts                                       (84.0)
Non-monetary assets                                      53.3
                                                  -----------
Total assets                                         12,492.6
                                                  ===========

Other monetary liabilities                              185.0
Non-monetary liabilities                                 11.0
Capital resources                                       615.9
                                                  -----------

Total liabilities and capital resources              12,492.6
                                                  ===========

* For the three months ended March 31, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003.
     For the three months ended March 31, 2003 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.

SEE PAGE 15 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (CONT'D)
IN TERMS OF US DOLLARS

                                                              THREE MONTHS ENDED MARCH 31
                                             -------------------------------------------------------------
                                                                         2004
                                             -------------------------------------------------------------
                                                                           RATE OF INCOME   RATE OF INCOME
                                                                               (EXPENSES)       (EXPENSES)
                                                            FINANCING   NOT INCLUDING THE        INCLUDING
                                                AVERAGE        INCOME           EFFECT OF    THE EFFECT OF
                                             BALANCE (2)   (EXPENSES)         DERIVATIVES      DERIVATIVES
                                             -----------   ----------   -----------------   --------------
                                                   US$ MILLIONS                         %                %
                                             ------------------------   -----------------   --------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                           1,646.4         29.2                7.28
Effect of derivatives ALM (3)                       35.5          0.1
                                             -----------   ----------
Total assets                                     1,681.9         29.3
                                             -----------   ----------
Liabilities                                      1,530.0        (26.6)              (7.14)            7.14
Effect of derivatives ALM (3)                      130.5         (0.3)
                                             -----------   ----------
Total liabilities                                1,660.5        (26.9)                               (6.64)
                                             -----------   ----------   -----------------   --------------
Interest margin                                                                      0.14             0.50
                                                                        -----------------   --------------

                                                              THREE MONTHS ENDED MARCH 31
                                             -------------------------------------------------------------
                                                                         2003
                                             -------------------------------------------------------------
                                                                           RATE OF INCOME   RATE OF INCOME
                                                                               (EXPENSES)       (EXPENSES)
                                                            FINANCING   NOT INCLUDING THE        INCLUDING
                                                AVERAGE        INCOME           EFFECT OF    THE EFFECT OF
                                             BALANCE (2)   (EXPENSES)         DERIVATIVES      DERIVATIVES
                                             -----------   ----------   -----------------   --------------
                                                   US$ MILLIONS                         %                %
                                             ------------------------   -----------------   --------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                           1,813.6         28.9                6.53
Effect of derivatives ALM (3)                       47.2          0.3
                                             -----------   ----------
Total assets                                     1,860.8         29.2                                 6.42
                                             -----------   ----------
Liabilities                                      1,617.2        (27.0)              (6.86)
Effect of derivatives ALM (3)                      214.6         (0.5)
                                             -----------   ----------
Total liabilities                                1,831.8        (27.5)                               (6.16)
                                             -----------   ----------   -----------------   --------------
Interest margin                                                                     (0.33)            0.26
                                                                        -----------------   --------------

FOOTNOTES:
(1) The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).
(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.
(3) Derivatives (ALM) which comprise part of the Bank's asset and liability management.
(4)  Including Israeli currency linked to foreign currency.

[KPMG LOGO]

            Somekh Chaikin

            Mail address     Office address          Telephone 972 3 684 8000
            PO Box 609       KPMG Millennium Tower   Fax 972 3 684 8444
            Tel-Aviv 61006   17 Ha'arba'a Street
            Israel           Tel Aviv 61070
                             Israel

The Board of Directors
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Dear Sirs,

RE: REVIEW OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004

At your request, we reviewed the condensed interim balance sheet of The Industrial Development Bank of Israel Limited, as of March 31, 2004 and the condensed interim statement of income, and condensed interim statement of changes in shareholders' equity for the three-month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the Supervisor of Banks.

We would call attention to the following:

A.   Note 1 of the interim financial statements which deals with:

     1. The severe liquidity problems experienced by the Bank, which were caused by increased withdrawals of public deposits, and which raise doubts as to the ability of the Bank to continue operating as a banking institution. Further to these liquidity problems, on August 22, 2002, the Bank petitioned the Governor of the Bank of Israel with a request for an extraordinary credit line.

     2. An interest-bearing extraordinary credit line that was provided by the Bank of Israel on November 14, 2002 against the recording of a floating first-degree pledge on all the Bank's assets, except for certain assets, in favor of the Bank of Israel, the conditions of the credit line as specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003 and in the clarifications to the letters as specified in the letter of the Supervisor of Banks from March 4, 2004, all as detailed in the aforementioned note.

     3. The decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and the decision of the Ministerial Committee for Society and Economy (Society and Economy Cabinet) regarding approval of the "Run-Off" plan (hereinafter - the Government decision adopting the "Run-Off" plan), all as detailed in the aforementioned note.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the extraordinary credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan. In the event that the controlled disposal of the Bank's credit assets is completed, the Bank will cease operating as a banking institution under its present format.

B. Note 4 of the interim financial statements regarding the minimum capital ratio of the Bank as of March 31, 2004, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C. Note 6 of the interim financial statements regarding the litigation pending against the Bank and senior officers, and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its senior officers, all as detailed in the aforementioned note.

The financial statements do not contain any changes in value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking institution in its present format.

Somekh Chaikin
Certified Public Accountants (Isr.)

May 23, 2004

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                         MARCH 31
                                               ------------------------------       DECEMBER 31
                                                       2004              2003              2003
                                               ------------   ---------------   ---------------
                                                (UNAUDITED)       (UNAUDITED)         (AUDITED)
                                               ------------   ---------------   ---------------
                                                              AMOUNTS ADJUSTED TO THE EFFECT OF
                                                   REPORTED       INFLATION IN TERMS OF NIS
                                                 AMOUNTS(*)           OF DECEMBER 2003
                                               ------------   ---------------------------------
                                               NIS MILLIONS      NIS MILLIONS      NIS MILLIONS
                                               ------------   ---------------   ---------------
ASSETS

Cash and deposits with banks                          110.5             169.8             143.9

Securities                                             79.7              75.1              85.4

Credit to the public                                9,117.5          10,381.0           9,189.9

Credit to governments                                  98.3             179.9             105.2

Investment in affiliated companies                        -               0.9                 -

Fixed assets                                            3.8               8.7               4.7

Other assets                                           24.8              76.0              28.2

Perpetual deposits with the Israeli Treasury          797.7             796.1             799.3
                                               ------------   ---------------   ---------------

                                               ------------   ---------------   ---------------

Total assets                                       10,232.3          11,687.5          10,356.3
                                               ============   ===============   ===============

(*) Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

--------------------------   -----------------------   -------------------------
    DR. RAANAN COHEN               URI GALILI                RIMON SHMAYA
  Chairman of the Board          General Manager              Comptroller

May 23, 2004

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

                                                        MARCH 31
                                             ------------------------------       DECEMBER 31
                                                     2004              2003              2003
                                             ------------   ---------------   ---------------
                                              (UNAUDITED)       (UNAUDITED)         (AUDITED)
                                             ------------   ---------------   ---------------
                                                            AMOUNTS ADJUSTED TO THE EFFECT OF
                                                 REPORTED       INFLATION IN TERMS OF NIS
                                               AMOUNTS(*)           OF DECEMBER 2003
                                             ------------   ---------------------------------
                                             NIS MILLIONS      NIS MILLIONS      NIS MILLIONS
                                             ------------   ---------------   ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                              571.8             962.7             620.0

Deposits of banks                                 1,933.0           2,445.9           2,172.7

Deposits of the Government                        7,120.8           7,552.4           6,949.3

Perpetual deposit                                     0.1               0.1               0.1

Capital notes                                        29.7              35.2              28.2

Other liabilities                                    71.7             106.6              76.2
                                             ------------   ---------------   ---------------

Total liabilities                                 9,727.1          11,102.9           9,846.5
                                             ------------   ---------------   ---------------

Non-participating shares                            324.9             327.4             314.2

Shareholders' equity                                180.3             257.2             195.6
                                             ------------   ---------------   ---------------

                                             ------------   ---------------   ---------------

Total liabilities and shareholders' equity       10,232.3          11,687.5          10,356.3
                                             ============   ===============   ===============

(*) Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

                                                                    THREE MONTHS ENDED MARCH 31     YEAR ENDED
                                                                    ---------------------------    DECEMBER 31
                                                                            2004           2003           2003
                                                                    ------------   ------------   ------------
                                                                     (UNAUDITED)    (UNAUDITED)      (AUDITED)
                                                                    ------------   ------------   ------------
                                                                    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                                    ------------   ------------   ------------
Profit from financing operations before allowance for doubtful
   debts                                                                    17.6            9.3           70.1
Allowance for doubtful debts                                                18.1           19.5          129.8
                                                                    ------------   ------------   ------------

Loss from financing operations after allowance for doubtful debts           (0.5)         (10.2)         (59.7)
                                                                    ------------   ------------   ------------

OPERATING AND OTHER INCOME
Operating commissions                                                        0.9            1.8            6.5
Gains from investments in shares                                             9.0            0.3           10.3
Other income                                                                 1.6            1.5            5.5
                                                                    ------------   ------------   ------------
Total operating and other income                                            11.5            3.6           22.3
                                                                    ------------   ------------   ------------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                                                6.4            9.7           32.2
Maintenance and depreciation of premises and equipment                       1.6            3.4           11.8
Other expenses                                                               4.8            5.0           20.7
                                                                    ------------   ------------   ------------
Total operating and other expenses                                          12.8           18.1           64.7
                                                                    ------------   ------------   ------------
Operating loss before taxes on income in reported amounts                   (1.8)         (24.7)        (102.1)
Erosions and adjustments**                                                     -            0.5           (4.5)
                                                                    ------------   ------------   ------------
Operating loss before taxes on income                                       (1.8)      ***(24.2)     ***(106.6)
Tax provision (tax benefit) on operating loss                                  -           ***-        ***(2.7)
                                                                    ------------   ------------   ------------

Operating loss after taxes on income                                        (1.8)      ***(24.2)     ***(103.9)
                                                                    ------------   ------------   ------------

OTHER ITEMS
Equity in losses of affiliates, net of related tax                             -           ***-        ***(0.4)
Capital gain (loss), net                                                       -         ***0.1        ***(0.1)
                                                                    ------------   ------------   ------------
Total income (loss) from other items                                           -         ***0.1        ***(0.5)
                                                                    ------------   ------------   ------------

NET LOSS FOR THE PERIOD                                                     (1.8)      ***(24.1)     ***(104.4)
                                                                    ============   ============   ============

NET LOSS IN NIS PER AN AMOUNT EQUAL TO US$1 OF THE PAR VALUE OF -
"C", "CC" and "CC1" preference shares                                      (0.03)         (0.41)         (1.79)
"A" ordinary shares                                                        (0.03)         (0.41)         (1.79)
Preferred ordinary shares                                                  (0.03)         (0.41)         (1.79)

* For the three months ended March 31, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003. For comparative periods - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.
** Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses that were included in the operating results before taxes on income in reported amounts.
***  Amounts adjusted to the effect of inflation in terms of NIS of December
     2003.

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)
                                      -----------------------------------------------------------------
                                                              REPORTED AMOUNTS*
                                      -----------------------------------------------------------------
                                                                                            ADJUSTMENTS
                                                         ACCUMULATED     ACCUMULATED               FROM
                                                       DIFFERENCE ON   DIFFERENCE ON    PRESENTATION OF
                                      SHARE CAPITAL   TRANSLATION OF     TRANSLATION     AVAILABLE FOR-
                                        AND PREMIUM    DOLLAR LINKED   OF CPI LINKED    SALE SECURITIES
                                          ON SHARES          DEPOSIT         DEPOSIT      AT FAIR VALUE
                                      -------------   --------------   -------------   ----------------
                                                                NIS MILLIONS
                                      -----------------------------------------------------------------
BALANCE AS AT THE BEGINNING OF
   THE PERIOD (AUDITED)                     1,199.4           (697.5)          190.5               10.4
Net loss for the period                           -                -               -                  -
Adjustments from
   presentation of available-for
   sale securities at fair value                  -                -               -               (1.2)
Translation differences
   relating to a perpetual deposit                -                -           (12.3)                 -
                                      -------------   --------------   -------------   ----------------
BALANCE AS AT THE END OF THE PERIOD         1,199.4           (697.5)          177.9                9.2
                                      =============   ==============   =============   ================

                                      THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)
                                      ---------------------------------------------
                                                    REPORTED AMOUNTS*
                                      ---------------------------------------------
                                                                    TOTAL
                                              ACCUMULATED   SHAREHOLDERS'
                                                     LOSS          EQUITY
                                              -----------   -------------
                                                     NIS MILLIONS
                                              ---------------------------
BALANCE AS AT THE BEGINNING OF
   THE PERIOD (AUDITED)                            (506.9)          195.6
Net loss for the period                              (1.8)           (1.8)
Adjustments from
   presentation of available-for
   sale securities at fair value                        -            (1.2)
Translation differences
   relating to a perpetual deposit                      -           (12.3)
                                              -----------   -------------
BALANCE AS AT THE END OF THE PERIOD                (508.7)          180.3
                                              ===========   =============

                                                      THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)
                                      ----------------------------------------------------------------------------
                                      AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF NIS OF DECEMBER 2003
                                      ----------------------------------------------------------------------------
                                                                                                 ADJUSTMENTS
                                                              ACCUMULATED     ACCUMULATED               FROM
                                                            DIFFERENCE ON   DIFFERENCE ON    PRESENTATION OF
                                           SHARE CAPITAL   TRANSLATION OF     TRANSLATION     AVAILABLE FOR-
                                             AND PREMIUM    DOLLAR LINKED   OF CPI LINKED    SALE SECURITIES
                                               ON SHARES          DEPOSIT         DEPOSIT      AT FAIR VALUE
                                           -------------   --------------   -------------   ----------------
                                                                     NIS MILLIONS
                                           -----------------------------------------------------------------
BALANCE AS AT THE BEGINNING OF
   THE PERIOD (AUDITED)                          1,199.4           (697.5)          171.5                4.8
Net loss for the period                                -                -               -                  -
Adjustments from
    presentation of available-for
    sale securities at fair value                      -                -               -                3.2
Translation differences relating
     to a perpetual deposit                            -                -             2.4                  -
                                           -------------   --------------   -------------   ----------------
BALANCE AS AT THE END OF THE PERIOD              1,199.4           (697.5)          173.9                8.0
                                           =============   ==============   =============   ================

                                                      THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)
                                      ----------------------------------------------------------------------------
                                      AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF NIS OF DECEMBER 2003
                                      ----------------------------------------------------------------------------
                                                                                      TOTAL
                                                               ACCUMULATED    SHAREHOLDERS'
                                                                      LOSS           EQUITY
                                                               -----------    -------------
                                                                      NIS MILLIONS
                                                               ----------------------------
BALANCE AS AT THE BEGINNING OF
   THE PERIOD (AUDITED)                                             (402.5)           275.7
Net loss for the period                                              (24.1)           (24.1)
Adjustments from
    presentation of available-for
    sale securities at fair value                                        -              3.2
Translation differences relating
    to a perpetual deposit                                               -              2.4
                                                               -----------    -------------
BALANCE AS AT THE END OF THE PERIOD                                 (426.6)           257.2
                                                               ===========    =============

                                                        YEAR ENDED DECEMBER 31, 2003 (AUDITED)
                                    ----------------------------------------------------------------------------
                                    AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF NIS OF DECEMBER 2003
                                    ----------------------------------------------------------------------------
                                                                                               ADJUSTMENTS
                                                            ACCUMULATED     ACCUMULATED               FROM
                                                          DIFFERENCE ON   DIFFERENCE ON    PRESENTATION OF
                                         SHARE CAPITAL   TRANSLATION OF     TRANSLATION     AVAILABLE FOR-
                                           AND PREMIUM    DOLLAR LINKED   OF CPI LINKED    SALE SECURITIES
                                             ON SHARES          DEPOSIT         DEPOSIT      AT FAIR VALUE
                                         -------------   --------------   -------------   ----------------
                                                                   NIS MILLIONS
                                         -----------------------------------------------------------------
BALANCE AS AT BEGINNING OF YEAR
Net loss for the year                          1,199.4           (697.5)          171.5                4.8
Adjustments from                                     -                -               -                  -
   presentation of available-for-
   sale securities at fair value                     -                -               -                5.6
Translation differences relating
   to a perpetual deposit                            -                -            18.7                  -
                                         -------------   --------------   -------------   ----------------
BALANCE AS AT END OF YEAR                      1,199.4           (697.5)          190.2               10.4
                                         =============   ==============   =============   ================

                                                        YEAR ENDED DECEMBER 31, 2003 (AUDITED)
                                    ----------------------------------------------------------------------------
                                    AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF NIS OF DECEMBER 2003
                                    ----------------------------------------------------------------------------
                                                                                    TOTAL
                                                             ACCUMULATED    SHAREHOLDERS'
                                                                    LOSS           EQUITY
                                                             -----------    -------------
                                                                    NIS MILLIONS
                                                             ----------------------------
BALANCE AS AT BEGINNING OF YEAR                                   (402.5)           275.7
Net loss for the year                                             (104.4)          (104.4)
Adjustments from
   presentation of available-for-
   sale securities at fair value                                       -              5.6
Translation differences relating
   to a perpetual deposit                                              -             18.7
                                                             -----------    -------------
BALANCE AS AT END OF YEAR                                         (506.9)           195.6
                                                             ===========    =============


* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank petitioned the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

     THE GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     Following the liquidity problems of the Bank the Government made a resolution (that was adopted by the Bank's Board of Directors) to sell the assets and liabilities portfolio of the Bank within a number of months.

     On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities portfolio of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity needs, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinated to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On August 26, 2002, the Board of Directors of the Bank also resolved to approve the sale of the Bank's banking activity.

     On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (assets and liabilities portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed - the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the Board of Directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002.

     In light of the difficulties that arose with regard to selling the assets and liabilities portfolio of the Bank "all or nothing", the Ministerial Committee for Society and Economy (Society and Economy Cabinet) decided on July 29, 2003 to approve the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The main principles of the decision are as follows:

     o The assets of the Bank are to be sold in a controlled process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

     o The Government has noted before it the announcement of the Governor of the Bank of Israel regarding his agreement to continue to place a credit line at the disposal of the Bank for a period of 36 months, at an interest rate not exceeding (from then on) the interest rate of Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

     o The Bank will not use the extraordinary credit line or other sources for the purpose of providing new credit.

     o If after 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to the Bank of Israel within an additional period of 12 months.

     o The Government has noted before it the announcement of the Bank of Israel that it will consider limiting the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

     o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative plan for selling the assets and liabilities portfolio of the Bank, "all or nothing" or by some other sale methods, along with implementation of the plan.

     It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of selling the assets of the Bank within 36 months in a controlled process.

     The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

     EXTRAORDINARY CREDIT LINE FROM THE BANK OF ISRAEL

     The conditions of the extraordinary line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

     These principal conditions (as arises from combining together all the aforementioned letters) are as follows:

     o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

     o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

     o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the extraordinary credit line and realizing its credit portfolio, subject to its meeting the credit line decline forecast.

     o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of Bank of Israel, provided that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel rate" plus 3%.

     o The Bank will be required to pay a commission at the rate of 1% (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

     o The total credit to the public will not exceed its balance as at July 31, 2003 and it will decrease. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

     o Limitations were set on the Bank's volume of activity with respect to the receipt of deposits.

     o The granting of the extraordinary credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002).

     The utilized balance of the extraordinary credit line from the Bank of Israel (not including interest accrued but not yet charged) as of March 31, 2004 was NIS 1,881 million. On May 19, 2004, the balance was NIS 1,767 million (unaudited). These balances are lower than the credit line provided by the Governor of the Bank of Israel.

     THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006 and a significant reduction in manpower and in operating expenses, subject to the continued granting of the extraordinary credit line by the Bank of Israel.

     In this respect, the Board of Directors also approved the extensive and detailed efficiency plan formulated by the Bank Management, which includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

     In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection of the existing credit.

     As part of the implementation of its plans, the Bank has reduced and/or ceased activities it previously conducted. The Bank has completely or almost completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

     The reduction in the Bank's operations was accompanied also by a reduction in the Bank's staff.

     In addition to the significant reduction in salary expenses because of the reduction in the number of employees and the salary cutbacks that were made at the beginning of 2003, the Bank is also taking energetic steps to significantly reduce its operating costs.

     As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of March 31, 2004 was NIS 572 million, compared with NIS 3,597 million on June 30, 2002. On May 19, 2004, the balance amounted to NIS 553 million (not reviewed).

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the extraordinary credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.

NOTE 2 - ACCOUNTING POLICY

     A. The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as of December 31, 2003, except for the changes detailed in B and C below. These financial statements should be read in conjunction with the annual financial statements as of December 31, 2003 and for the year then ended, together with their accompanying notes.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICY (CONT'D)

     B.   Definitions

          In these financial statements -

          ADJUSTED AMOUNT - The nominal historical amount adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public Accountants in Israel.

          REPORTED AMOUNT - The adjusted amount as at the date of transition with the addition of amounts in nominal values that were added after the transition and less amounts eliminated after the date of transition.

          DATE OF TRANSITION - December 31, 2003.

          ADJUSTED FINANCIAL REPORT - The financial report in amounts adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public Accountants in Israel.

     C.   Financial statements in reported amounts

          GENERAL

          In October 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements will be discontinued as of January 1, 2004. Up to December 31, 2003, the Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the opinions of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

          BALANCE SHEET

          Non-monetary items are stated at reported amounts.

          Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

          Amounts of non-monetary assets do not necessarily reflect their realizable value or updated economic value, but only the reported amounts of such assets.

          The term "cost" in these financial statements means the reported amount of cost.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICY (CONT'D)

          STATEMENTS OF INCOME

          1. Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are calculated as the difference between the reported amount of the opening balance and the reported amount of the closing balance.
          2. All other operating items are stated at their nominal historical values.

          COMPARATIVE DATA

          STATEMENT OF INCOME - In light of the significance attributed by the Supervisor of Banks to the income and expenses from financial instruments that are included in the business results of banking institutions, and so that the readers of the financial statements will be able to examine the quarterly data for 2004 in comparison with the corresponding period of 2003 (hereinafter - the comparative financial statements), the Supervisor of Banks issued transitional directives regarding the interim financial statements of 2004 in reported amounts. In accordance with these transitional directives the statement of income for the three months ended March 31, 2004 were prepared in reported amounts, as provided in Standard 12 of the Israel Accounting Standards Board regarding discontinuance of the adjustment of financial statements.

          The comparative statements of income are presented as follows:

          The statement of income items up to an including the operating profit before taxes are adjusted to the effect of inflation according to the CPI of December 2002.

          Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses included in the operating profit before taxes are presented as one amount in a separate line before the item of the operating profit before taxes.

          The statement of income items included after the operating profit before taxes in reported amounts are adjusted to the effect of inflation according to the CPI of December 2003.

          BALANCE SHEET AND STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY - The comparative figures of the balance sheet and the statement of changes in shareholders' equity are presented adjusted to inflation in terms of NIS of December 2003.

     D. As of January 1, 2003, the Bank implements the directives of the Supervisor of Banks regarding derivative instruments and hedging activities that were provided in a circular issued by the Supervisor of Banks on January 1, 2001. The directives in the circular are based on the principles stipulated in U.S. accounting standard FAS 133. In accordance with these directives, as of January 1, 2003 the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is posted to income or included in the shareholders' equity as a component of other comprehensive income, according to the designation of the instrument.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICY (CONT'D)

          The effect of the change in the aforementioned accounting policy on the financial statements was immaterial.

NOTE 3 - EXEMPTION FROM THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

     In response to the Bank's request, the Supervisor of Banks notified the Bank in his letter of November 26, 2003, that, inter alia, in light of the Government's decision regarding the affairs of the Bank, the Bank's plan to reduce its activities and the commitment of the Government to repay the extraordinary credit line of the Bank of Israel, he exempts the Bank from increasing in its financial statements as of September 30, 2003 and thereafter, the additional allowance for doubtful debts required by Proper Banking Procedures in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of segment indebtedness.

     Further to the aforementioned approval of the Supervisor of Banks, the Bank's financial statements as of March 31, 2004 do not include an additional allowance for doubtful debts in respect of deviations from the aforementioned limits.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, which would have had a material impact on the results of operations.

NOTE 4 - CAPITAL ADEQUACY

     On March 31, 2004, the Bank's minimum capital ratio was negative and was (1.02%), compared with (0.24%) on December 31, 2002 and with the 9% stipulated in Proper Banking Procedures.

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

     The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis, 25% of the annual preferred dividend of those classes (hereinafter - the "quarterly dividend"). The consideration from the issuance of these preferred shares, was deposited by the Bank with the Ministry of Finance in perpetual deposits (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES  (CONT'D)

     The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001, 2002 and 2003 with a loss and, commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

     Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.
     o    Non-existence of distributable profits under the Companies Law.
     o The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.
     o The prohibition on distribution of dividends according to the Directives of Proper Banking Procedures, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.
     o The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES  (CONT'D)

     On December 1, 2002, the Bank received an answer from the Supervisor of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "there is no room to distribute a dividend at this time". Nevertheless, the Supervision of the Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of the Banks added that a copy of the letter was transmitted to the Government Companies Authority and the Accountant General for further clarifications. Following receipt of clarifications from them and from the Bank to questions which arose, the Supervision will notify the Bank as to its position.

     In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the Board. The Board reached the conclusion that the interest not paid to it due to the non-distribution of the dividend will accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority that they promptly issue their positions in this matter.

     In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders sent by the Bank, the requested clarification has still not been obtained. A further request in this matter was made during the month of May 2004, but there has been no response.

     The Board of Directors has discussed the matter of the dividend on these preferred shares a number of times, and having discussed the considerations and circumstances described above it decided to sustain its previous decision to refrain from distributing additional dividends at this time.

     The amount of the dividend in respect of the aforementioned preferred shares is NIS 69.7 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements. Of this amount, an amount of NIS 9.1 million is in respect of the first quarter of 2004.

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE FINANCIAL STATEMENTS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - LEGAL CLAIMS

     A number of legal claims are pending against the Bank. Management of the Bank believes on the basis of the evaluations of its legal counsel that the financial statements of the Bank include provisions that sufficiently cover any possible damages stemming from claims that are unlikely to be rejected or be cancelled either fully or partially.

     Presented below are details of the legal claims for significant amounts (including requests to certify claim as class action) that are pending against the Bank:

     1) In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy, the quality thereof, the credit approval proceedings, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified its insurers of the filing of the suit. The insurers have not yet confirmed that the Bank's policy for directors and senior officers covers the derivative suit that was filed against the aforementioned senior officers. The defendants filed a request to have the suit summarily dismissed on the grounds that the plaintiff should have filed a request for approval of the claim as a derivative claim. The Court accepted the position of the defendants and ordered the plaintiff to submit a request for approval of the claim as a derivative claim. The request to approve the claim as a derivative claim was submitted on December 7, 2003 but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the request has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative action the Bank's exposure in respect thereto is for expenses.

     2) In October 2002, a class action suit was filed against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank, together with a petition to have the suit approved as a class action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach by the Bank of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - "Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified its insurers of the filing of the suit. The Bank has not yet received confirmation from the insurers that the coverage under its insurance policy for directors and senior officers is applicable to the suit filed against the officers.

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE FINANCIAL STATEMENTS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - LEGAL CLAIMS (CONT'D)

          The Bank handed over the care of the suit and the petition to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the petition to have the suit approved as a class action.

     3) In March 2004 three companies that are customers of the Bank filed a claim for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's CEO and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings (against one of which a ruling was handed down in favor of the Bank and an appeal is pending), request from the Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the matter to an attorney acting on its behalf.

     4) In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     5) In February 2003, the Bank was served with a suit in which a company that had received from the Bank government-guaranteed loans in the 1990s claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The plaintiffs filed a petition with the court to be exempted from payment of the court fee, but the request has not yet been deliberated. The Bank notified its insurers of the filing of the suit, but has not yet received confirmation of the insurance coverage. Nevertheless, the attorney of the Bank's insurers has notified the Bank that following an initial examination it is possible that the claim or part of it are not covered by the policy. The Bank disagrees with this opinion and has notified the insurers of this. The Bank has transferred the matter to an attorney acting on its behalf.

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE FINANCIAL STATEMENTS AT MARCH 31, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - LEGAL CLAIMS (CONT'D)

     6) In August 2000 a suit was filed against one of the Bank's senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy.

     7) In December 1999 the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. (hereinafter - "Mizrahi") against the Bank and against ten additional parties, as part of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing surveys which were relied upon in the issuance of letters of approval to the said group of companies, and therefore the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is still in a preliminary stage of the proceedings, which makes it difficult to make a definitive evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank believes, on the basis of its legal counsel's opinion, that the Bank will not suffer any monetary damages in respect of the said notice.

     8) The Bank has been informed by a number of parties of their intention to file suit against the Bank and/or senior offices of the Bank and/or the Bank's shareholders in connection with the events which occurred in the Bank.

     9) There are a number of other pending monetary suits against the Bank in the total amount of NIS 3.9 million which are not described above.

                               The Industrial Development Bank of Israel Limited

ANNEX A - PROFIT FROM FINANCING ACTIVITIES BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

                                                           FOR THE THREE MONTHS ENDED
                                                                    MARCH 31
                                                           --------------------------
                                                                  2004     2003
                                                                ------   ------
                                                                  (UNAUDITED)
                                                           --------------------------
                                                                 NIS MILLIONS
                                                           --------------------------
A.   IN RESPECT OF ASSETS
     From credit to the public                                   398.8    120.3
     From credit to governments                                    3.0     (0.3)
     From deposits with the Bank of Israel                           -      1.0
     From deposits with banks                                      1.5     (0.1)
     From debentures                                               0.1      0.6
                                                                ------   ------

                                                                 403.4    121.5
                                                                ------   ------
B.   IN RESPECT OF LIABILITIES
     On deposits of the public                                    (9.1)   (16.6)
     On deposits of the Government                              (343.5)   (57.2)
     On deposits of the Bank of Israel                           (22.0)   (64.1)
     On deposits of banks                                         (3.1)    (1.5)
                                                                ------   ------

                                                                (377.7)  (139.4)
                                                                ------   ------

C.   IN RESPECT OF DERIVATIVE FINANCIAL INSTRUMENTS
     Income (expenses) net in respect of financial
        derivatives ALM (**)                                      (9.4)    22.6
                                                                ------   ------

D.   OTHER
     Commission from financing transactions                        3.7      6.9
     Collection of interest on problematic debts                   0.2      0.5
     Gains on sale of available for sale debentures, net           0.1        -
     Other financing income                                        0.6      0.9
     Other financing expenses                                     (3.3)    (3.7)
                                                                ------   ------

                                                                   1.3      4.6
                                                                ------   ------
TOTAL OPERATING PROFIT FROM FINANCING ACTIVITIES BEFORE
   ALLOWANCE FOR DOUBTFUL DEBTS                                   17.6      9.3
                                                                ======   ======

* For the three months ended March 31, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003. For the three months ended March 31, 2003 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.

** Derivative financial instrument which are part of the Bank's asset and liability management system and which were not designated for hedging purposes.

                               The Industrial Development Bank of Israel Limited

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

                                                FOR THE THREE MONTHS ENDED MARCH 31 2004 (UNAUDITED)
                                                ----------------------------------------------------
                                                                  REPORTED AMOUNTS
                                                ----------------------------------------------------
                                                        SPECIFIC    SUPPLEMENTARY
                                                   ALLOWANCE (*)   ALLOWANCE (**)          TOTAL
                                                   -------------   --------------   ------------
                                                    NIS MILLIONS     NIS MILLIONS   NIS MILLIONS
                                                   -------------   --------------   ------------
BALANCE OF ALLOWANCE AT THE BEGINNING OF THE
   PERIOD (AUDITED)                                        732.5             78.6          811.1
                                                   -------------   --------------   ------------

Allowance provided during the period                        21.9              1.8           23.7
Reduction of allowance                                      (2.9)            (2.7)          (5.6)
                                                   -------------   --------------   ------------
Amount charged to statement of income                       19.0             (0.9)          18.1
                                                   -------------   --------------   ------------

Debts written off                                          (49.1)               -          (49.1)
                                                   -------------   --------------   ------------

BALANCE OF ALLOWANCE AT THE END OF THE PERIOD              702.4             77.7          780.1
                                                   =============   ==============   ============

                                                    FOR THE THREE MONTHS ENDED MARCH 31 2003 (UNAUDITED)
                                                  -------------------------------------------------------
                                                  AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF
                                                                    NIS OF DECEMBER 2003
                                                  -------------------------------------------------------
                                                            SPECIFIC    SUPPLEMENTARY
                                                       ALLOWANCE (*)   ALLOWANCE (**)          TOTAL
                                                       -------------   --------------   ------------
                                                        NIS MILLIONS     NIS MILLIONS   NIS MILLIONS
                                                       -------------   --------------   ------------
BALANCE OF ALLOWANCE AT THE BEGINNING OF THE
   PERIOD (AUDITED)                                            617.3             82.4          699.7
                                                       -------------   --------------   ------------

Allowance provided during the period                            16.8              3.0           19.8
Reduction of allowance                                          (0.3)            (1.2)          (1.5)
                                                       -------------   --------------   ------------
Amount charged to statement of income                           16.5              1.8        ***18.3
                                                       -------------   --------------   ------------

Debts written off                                               (8.2)               -           (8.2)
                                                       -------------   --------------   ------------
Inflationary erosion and adjustment of balances                 (4.8)               -           (4.8)
                                                       -------------   --------------   ------------

BALANCE OF ALLOWANCE AT THE END OF THE PERIOD                  620.8             84.2          705.0
                                                       =============   ==============   ============

(*)   Not including allowance for interest on non-income bearing credit.

(**)  Including the general allowance for doubtful debts.

(***) Amount posted to statement of income in reported amounts - NIS 19.5 million.

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

                                                           MARCH 31, 2004 (UNAUDITED)
                             ---------------------------------------------------------------------------------------
                                                           FOREIGN CURRENCY OR LINKED
                                  ISRAELI CURRENCY                  THERETO
                             ---------------------------   ---------------------------
                                               LINKED TO             US          OTHER   NON-MONETARY
                                 UNLINKED        THE CPI         DOLLAR     CURRENCIES          ITEMS          TOTAL
                             ------------   ------------   ------------   ------------   ------------   ------------
                             NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                             ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
Cash and deposits
    with banks                       24.1           27.0           51.1            8.3              -          110.5
Securities                            1.3           10.1              -              -           68.3           79.7
Credit to the public                984.3          949.0        7,030.4          153.8              -        9,117.5
Credit to governments                   -           20.1           49.1           29.1              -           98.3
Fixed assets                            -              -              -              -            3.8            3.8
Other assets                         22.2              -              -              -            2.6           24.8
Perpetual deposits with
   the Israeli Treasury                 -          797.7              -              -              -          797.7
                             ------------   ------------   ------------   ------------   ------------    -----------

Total assets                      1,031.9        1,803.9        7,130.6          191.2           74.7       10,232.3
                             ------------   ------------   ------------   ------------   ------------    -----------

LIABILITIES
Deposits of the public              240.2          246.6           77.3            7.7              -          571.8
Deposits of banks                 1,903.5            0.4              -           29.1              -        1,933.0
Deposits of the Government              -          394.2        6,726.6              -              -        7,120.8
Perpetual deposit                     0.1              -              -              -              -            0.1
Capital notes                           -              -           29.7              -              -           29.7
Other liabilities                    14.6           41.1            5.3            9.2            1.5           71.7
                             ------------   ------------   ------------   ------------   ------------   ------------

Total liabilities                 2,158.4          682.3        6,838.9           46.0            1.5        9,727.1
                             ------------   ------------   ------------   ------------   ------------   ------------

Difference                       (1,126.5)       1,121.6          291.7          145.2           73.2          505.2

Forward transactions, net           651.7         (252.6)        (264.7)        (134.4)             -              -
                             ------------   ------------   ------------   ------------   ------------   ------------

Total                              (474.8)         869.0           27.0           10.8           73.2          505.2
                             ============   ============   ============   ============   ============   ============

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF SHEKELS OF DECEMBER 2003

                                                            MARCH 31, 2003 (UNAUDITED)
                             ---------------------------------------------------------------------------------------
                                                           FOREIGN CURRENCY OR LINKED
                                   ISRAELI CURRENCY                 THERETO
                             ---------------------------   ---------------------------
                                               LINKED TO             US          OTHER   NON-MONETARY
                                 UNLINKED        THE CPI         DOLLAR     CURRENCIES          ITEMS           TOTAL
                             ------------   ------------   ------------   ------------   ------------    ------------
                             NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                             ------------   ------------   ------------   ------------   ------------    ------------
ASSETS
Cash and deposits
   with banks                        61.3           33.1           65.5            9.9              -          169.8
Securities                            1.8           27.3            2.1              -           43.9           75.1
Credit to the public              1,271.4        1,265.7        7,601.6          242.3              -       10,381.0
Credit to governments                 0.5           30.1          112.3           37.0              -          179.9
Investment in affiliates                -              -            0.9              -              -            0.9
Fixed assets                            -              -              -              -            8.7            8.7
Other assets                         44.3              -              -           28.2            3.5           76.0
Perpetual deposits with
   the Israeli Treasury                 -          796.1              -              -              -          796.1
                             ------------   ------------    -----------   ------------   ------------    -----------

Total assets                      1,379.3        2,152.3        7,782.4          317.4           56.1       11,687.5
                             ------------   ------------    -----------   ------------   ------------    -----------

LIABILITIES
Deposits of the public              246.2          571.4          128.3           16.8              -          962.7
Deposits of banks                 2,209.4           58.6          144.6           33.3              -        2,445.9
Deposits of the Government              -          603.3        6,949.1              -              -        7,552.4
Perpetual deposit                     0.1              -              -              -              -            0.1
Capital notes                           -              -           35.2              -              -           35.2
Other liabilities                    11.7           64.4            3.0           21.1            6.4          106.6
                             ------------   ------------    -----------   ------------   ------------    -----------

Total liabilities                 2,467.4        1,297.7        7,260.2           71.2            6.4       11,102.9
                             ------------   ------------    -----------   ------------   ------------    -----------

Difference                       (1,088.1)         854.6          522.2          246.2           49.7          584.6

Forward transactions, net           690.4              -         (464.7)        (225.7)             -              -
In the money options, net            56.2              -          (56.2)             -              -              -
                             ------------   ------------    -----------   ------------   ------------   ------------

Total                              (341.5)         854.6            1.3           20.5           49.7          584.6
                             ============   ============    ===========   ============   ============   ============

In the money options, net
   (capitalized par value)           86.4              -          (86.4)             -              -              -
                             ============   ============    ===========   ============   ============   ============

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF SHEKELS OF DECEMBER 2003

                                                           DECEMBER 31, 2003 (AUDITED)
                             ---------------------------------------------------------------------------------------
                                                           FOREIGN CURRENCY OR LINKED
                                    ISRAELI CURRENCY                  THERETO
                             ---------------------------   ---------------------------
                                               LINKED TO             US          OTHER   NON-MONETARY
                                 UNLINKED        THE CPI         DOLLAR     CURRENCIES          ITEMS          TOTAL
                             ------------   ------------   ------------   ------------   ------------   ------------
                             NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                             ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
Cash and deposits
   with banks                        45.0           28.5           63.2            7.2              -          143.9
Securities                            1.2           13.8            0.1              -           70.3           85.4
Credit to the public              1,125.1          993.2        6,902.2          169.1              -        9,189.6
Credit to governments                   -           24.4           49.4           31.4              -          105.2
Fixed assets                            -              -              -              -            4.7            4.7
Other assets                         23.5              -              -            0.2            4.5           28.2
Perpetual deposits with
   the Israeli Treasury                 -          799.3              -              -              -          799.3
                             ------------   ------------   ------------   ------------   ------------   ------------

Total assets                      1,194.8        1,859.2        7,014.9          207.9           79.5       10,356.3
                             ------------   ------------   ------------   ------------   ------------   ------------

LIABILITIES
Deposits of the public              237.5          275.4           97.6            9.5              -          620.0
Deposits of banks                 2,091.9           23.0           26.4           31.4              -        2,172.7
Deposits of the Government              -          404.5        6,544.8              -              -        6,949.3
Perpetual deposit                     0.1              -              -              -              -            0.1
Capital notes                           -              -           28.2              -              -           28.2
Other liabilities                    28.2           42.8            1.7            1.7            1.8           76.2
                             ------------   ------------   ------------   ------------   ------------   ------------

Total liabilities                 2,357.7          745.7        6,698.7           42.6            1.8        9,846.5
                             ------------   ------------   ------------   ------------   ------------   ------------

Difference                      (1,162.9)        1,113.5          316.2          165.3           77.7          509.8

Forward transactions, net           673.6         (226.5)        (294.4)        (152.7)             -              -
In the money options, net            16.5              -          (16.5)             -              -              -
                             ------------   ------------   ------------   ------------   ------------   ------------

Total                              (472.8)         887.0            5.3           12.6           77.7          509.8
                             ============   ============   ============   ============   ============   ============

In the money options, net
   (capitalized par value)           17.5              -          (17.5)             -              -              -
                             ============   ============   ============   ============   ============   ============

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